September 17, 2007

(312) 344-4380

Ms. Jennifer Monick
Staff Accountant
Division of Corporate Finance
Unites States Securities and Exchange Commission
450 Fifth Avenue, N. W.
Washington, D.C. 20549-0405

Re:	First Industrial Realty Trust, Inc.
Form 10-K for the year ended December 31, 2006
Form 8-K Filed April 30, 2007
File No. 1-13102

Dear Ms. Monick:

First Industrial Realty Trust, Inc. (“First Industrial”) has carefully considered each of the comments in your letter dated August 15, 2007, and at the request and on behalf of First Industrial, I respectfully provide First Industrial’s responses below.

Form 10-K for the year ended December 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 5, Mortgage Loan Payable, Net, Senior Unsecured Debt, Net and Unsecured Lines of Credit

Senior Unsecured Debt, Net, page 75

1.	Management confirms that they will revise the disclosure in future filings to disclose that the capped call transaction requires net share settlement.

Note 18, Pro Forma Financial Information (unaudited), page 97

2.
As discussed, First Industrial will continue to exclude acquisitions of properties that are leased back to the seller from our pro forma financial information provided within its Form 10-K and within our Form 8-K filings.

Form 8-K filed April 30, 2007

Pro Forma Financial Information, page 50

3.
Due to its flexibility in completing acquisitions, First Industrial uses its credit facility to finance all of its acquisitions with the intent of making repayments on the credit facility once permanent financing (debt and/or equity offerings) has been obtained. Since the credit facility is a temporary financing vehicle, management determined that it was more appropriate to include financing adjustments based on the permanent financing arrangements associated with the acquisitions.

However, based upon your response, management has recalculated the interest expense and preferred dividend adjustments included within our pro forma financial information to calculate the financing of the acquisition based upon the debt financing that was assumed at the time of the acquisition. The blended rate debt and equity (shown below – within the first column) represents how First Industrial initially calculated the interest expense and preferred dividend adjustments. This assumed the debt transactions (2016 Notes and the 2011 Exchangeable Notes), the equity transactions (Series J Preferred Stock and Series K Preferred Stock)  and use of First Industrial’s credit facility  during 2005 and 2006, were all used to finance the acquisitions and accordingly a blended rate, based upon the rates of the aforementioned transactions was used.  The specific rate debt (shown below – within the second column) represents the calculation of the financing of the acquisitions assuming that First Industrial purchased all of its acquisitions using only its credit facility (which is the specific debt that was utilized to purchase the acquisitions) as the total investment activity did not exceed the credit facility limits.   The difference between what First Industrial had filed it its Form 8-K on April 30, 2007 (Blended Rate Debt and Equity column) and the revised numbers (Specific Rate Debt column) is shown below:

2006	Blended Rate Debt & Equity (As Filed)	Specific Rate Debt (As Revised)	Difference in $ or EPS	Difference in %
(in ‘000’s)
Interest Expense	99,132	103,091	3,959	3.99%
Preferred Dividends	24,092	21,424	(2,668)	-11.07%
Loss From Continuing Operations Available to Common Stockholders	(56,152)	(57,275)	(1,123)	2.00%
Basic EPS	(1.28)	(1.30)	0.02
Diluted EPS	(1.28)	(1.30)	0.02

2005
(in ‘000’s)
Interest Expense	60,663	74,883	14,220	23.44%
Preferred Dividends	25,188	10,688	(14,500)	-57.57%
Loss From Continuing Operations Available to Common Stockholders	(33,554)	(33,311)	243	-0.72%
Basic EPS	(0.79)	(0.79)	-
Diluted EPS	(0.79)	(0.79)	-

Based on the immaterial impact of the change to loss from continuing operations available to common stockholders and basic and diluted EPS, management is requesting to implement the change prospectively versus amending the Form 8-K that was filed on April 30, 2007.

Management also considered the following qualitative factors in requesting this prospective treatment:

•	The trend in earnings is not impacted by this revision;
•
The primary metric that REIT analysts use to measure REIT performance is FFO; REIT analysts do not analyze results on a continuing or discontinued basis nor do they utilize proforma information as provided in the Company’s Form 8-K.

•	The Company has never provided proforma information within any of its press releases nor discussed proforma results on any of its quarterly earnings calls;
•	The revision does not change the net loss into net income;
•	The revision does not impact any segment information;
•	The revision does not impact First Industrial’s REIT status;
•	The revision does not impact First Industrial’s debt covenant calculations;
•	The revision does not impact compensation of employees of First Industrial;
•	The revision did not conceal an unlawful transaction.

In connection with responding to the above comments, First Industrial hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and First Industrial may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about any of First Industrial’s responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.

Sincerely,

/s/ Scott Musil
Scott Musil

cc:           Michael J. Havala
John Clayton, Esq.
Ian Nelson